January 26, 2018

Sonny Oh

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, 811- 21720

Dear Mr. Oh:

On November 30, 2017, Northern Lights Fund Trust (the “Trust”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of Deer Park Total Return Credit Fund (the “Fund”), for the purpose of making certain revisions to the Fund’s principal investment strategies.

The Trust has revised the disclosure in its prospectus and Statement of Additional information in response to comments given by you via telephone to Joshua Hinderliter on January 16, 2018, except as indicated below. Your comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

General

1.	Comment: Please provide all missing or bracketed information in the Fund’s 485(b) filing.

Response: Missing and/or bracketed disclosures have been provided and completed.

Cover Page

2.	Comment: Please revise the language, “Approximate Date of Proposed Public Offering As Soon As Practical:” to read, “Approximate Date of Proposed Public Offering As Soon As Practical After Effective Date”.

Response: The requested change has been made.

3.	Comment: Please revise “Titles of Securities Being Registered” to be more specific to this offering.

Response: The following disclosure has been provided: “Common Shares”.

Prospectus

Fee Table

4.	Comment: If applicable, please include interest and dividend expenses on securities sold short.

Response: The Registrant confirms there were no such expenses for the prior fiscal year.

5.	Comment: Within footnote 2, please revise the disclosure as follows: “These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three-year basis (within the three years after the fiscal year end in which the fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits and the limits at the time of recoupment.”

Response: The requested change has been made.

Expense Example

6.	Comment: Please confirm and disclose in the example that the expense waiver is only reflected for one year.

Response: The disclosure has been revised as follows:

The Example also assumes that your investment has a 5% return each year, that the Fund's operating expenses remain the same and that the Fund’s operating expense limitation agreement is only in place for the term shown above.

Principal Investment Strategy

7.	Comment: Please confirm that below investment grade CMBS is limited to a max of 15% of the Fund’s portfolio. Revise any disclosure inconsistent with this limitation accordingly.

Response: The Registrant and the Adviser have determined that such securities are liquid and that no such limitation is needed.

8.	Comment: Please revise the following disclosure to remove any predictive nature implied, “By using proprietary fundamental analysis and modeling key variables, the portfolio managers seek investments expected to provide steady and substantial cash flows.”

Response: The disclosure has been revised as follows:

By using proprietary fundamental analysis and modeling key variables, the portfolio managers seek investments that they expect will provide steady and substantial cash flows.

9.	Comment: Please specify what each derivative instrument referenced within this section will be used for.

Response: Current disclosure provides that the derivatives listed are used for risk management hedging purposes.

Principal Investment Risks

10.	Comment: Per the guidance provided in the Barry Miller No-Action Letter, please ensure that all derivative disclosure contain here is tailored to the Fund and not merely boiler plate.

Response: The Registrant so confirms. The following risk disclosure has been revised as follows:

Derivatives Risk: Futures, options and swaps involve risks possibly greater than the risks associated with investing directly in securities including leverage risk, tracking risk (the derivatives may not track the underlying securities or reference asset) and counterparty default risk. Option positions may expire worthless exposing the Fund to potentially significant losses. Derivatives used by the Fund for risk-reducing hedging purposes may not perform as expected.

11.	Comment: Please incorporate non-diversified risk into the Fund’s principal investment strategy.

Response: The following disclosure has been added:

The Fund is a non-diversified fund, which means that it can invest a greater percentage of its assets in fewer issuers that a diversified fund.

Performance

12.	Comment: Please expand the disclosure, “Returns for Class A and Class C shares, which are not presented, will vary from the returns of Class I shares” to state, “Class A and Class C shares will be similar because they invest in the same portfolio of securities and underlying funds but performance will vary due to differences in fees.”

Response: The requested revision has been made.

13.	Comment: Please remove all horizontal lines within the Bar Chart other than the 0 axis.

Response: The requested change has been made.

14.	Comment: Since the Fund’s fiscal year is different from the calendar year, please include the year to date performance as of the most recent quarter as a footnote to the bar chart.

Response: The most recent quarter end is December 31, 2017 which is the end date for performance shown in the bar chart.

15.	Comment: Please explain the basis for the line item “Return before taxes (without maximum sales charge)”

Response: As many Class A shareholders may not have necessarily incurred a sales charge during the periods shown, the Adviser believes that such disclosure is beneficial to such shareholders and further notes that Class A returns with the maximum sales charge deducted are also shown in the table. The Registrant does not believe that Item 4(b)(2) would preclude such disclosure.

16.	Comment: Please explain the basis for excluding Class C performance from this section?

Response: Performance for Class C shares has been added.

17.	Comment: Please revise after class tax returns to include Class C.

Response: The requested change has been made.

18.	Comment: Please restate as a footnote to the chart the disclosure regarding the “Bloomberg Barclays Capital U.S. Aggregate Bond Index.”

Response: The requested change has been made.

Additional Information about Principal Investment Strategies and Relate Risks

Sub-Adviser’s Investment Process

19.	Comment: Please add the disclosure “(also known as junk bonds)” after the sentence, “These strategies seek returns by investing in debt securities of any type of issuer of any credit quality, including "high yield" securities, while employing selected risk reducing strategies.”

Response: The requested change has been made.

Management

20.	Comment: Please revise the recoupment language within this section match the language given in Comment 5.

Response: The requested change has been made.

How Shares are Priced

21.	Comment: Please ensure that the disclosure within this section matches that of the Registrant’s PEA 1,027.

Response: The requested change has been made.

How to Purchase Shares

22.	Comment: Please explain the term “Dealer Reallowance” and how it relates to the other information presented within the table in this section.

Response: The following disclosure has been added:

Dealer reallowance is the amount of the sales charge paid to authorized broker-dealers for sale of fund shares.

23.	Comment: Given the disclosure, “Shares held through an administrator or trustee/custodian of an Employer Sponsored Retirement Plan (for example, a 401(k) plan) other than employer-sponsored IRAs; and Shares held directly in the Fund account on which the broker-dealer (financial adviser) of record is different than your current purchase broker-dealer” – please describe these arrangements with specific financial intermediaries per IM Guidance Update IM2016-06.

Response: This disclosure does not contemplate any specific arrangements with intermediaries. The essence of the disclosure is that a shareholder’s overall holdings in the Fund may not be able to be combined for the purposes of sales charge discounts if the shareholder holds shares in two or more accounts.

24.	Comment: Within the Class C and Class I subsections, please add a caption for the cross references mentioned for the sake of ease of reading.

Response: The references have been deleted.

How to Redeem Shares

25.	Comment: Please ensure that the disclosure is completely responsive to Item 11(c)(7)&(8) with regard to redemptions in both regular and stressed market conditions.

Response: The Registrant believes that the disclosure is appropriate.

Redemptions in Kind

26.	Comment: Explain whether these redemptions would be a pro rata slice of assets, individual securities, or a representative basket of securities.

Response: The following disclosure has been added:

The Fund expects that a redemption in kind would be a pro rata allocation of the Fund’s portfolio (to the extent feasible).

Frequent Purchases and Redemptions of Fund Shares

27.	Comment: Please add risk disclosure regarding the subjective nature of actions taken with regard to market timing activities.

Response: The following disclosure has been added:

Due to the subjective nature of these methods, it is possible that the Fund may not be able to identify or limit all market timing activities.

Tax Status, Dividends and Distributions

28.	Comment: Please consider reconciling the disclosure within this section to that of the corresponding section in the Registrant’s PEA 1,027.

Response: The Registrant respectfully declines to amend the existing disclosure.

Statement of Additional Information

Types of Investments

29.	Comment: Please replace cross references to the Fund’s principal investment strategies and principal investment risks with “Fund Summary”.

Response: The requested changes have been made.

Policies and Procedures for Disclosure of Portfolio Holdings

30.	Comment: Please reconcile these policies and procedures with those listed in the Registrant’s PEA 1,027. Please note the staff prefers the disclosure within this registration statement.

Response: The suggested version of these policies and procedures has been included in the Fund’s post-effective amendment.

31.	Comment: Please provide the frequency and lag of information given to any person identified in Item 16(f)(i) or (ii).

Response: Portfolio holdings information is given to the various recipients as needed at various changing frequencies (i.e. the timeframe in which certain recipient receives information will not always be same). Accordingly, the Registrant declines to revise the existing disclosure.

32.	Comment: Please disclosure if there is a duty not to trade on non-public information.

Response: The disclosure has been revised as follows:

Under limited circumstances, as described below, the Fund's portfolio holdings may be disclosed to, or known by, certain third parties in advance of their filing with the SEC on Form N-CSR or Form N-Q. In each case, a determination has been made that such advance disclosure is supported by a legitimate business purpose and that the recipient, and personnel of each approved recipient, are subject to a duty to keep the information confidential and not trade on such information.

Trustee Qualifications

33.	Comment: Please consider breaking this paragraph into smaller paragraphs for the sake of readability and plain English.

Response: The Registrant respectfully declines to amend the existing disclosure.

34.	Comment: Within the Independent Trustee Table, please confirm if Kevin Wolf’s position start date should be updated to “June 2017” so as to align with the footnote related to Andrew Rogers.

Response: Mr. Wolf’s position start date has been updated to June 2017.

35.	Comment: Please reconcile with how the term “Fund Complex” is defined within the Trustee Table and the Compensation Table. Additionally, please ensure that there is a clear distinction between the term “portfolio” and the term “fund” as it is used in the tables.

Response: The requested changes have been made.

Board Committees

36.	Comment: Please confirm that the number of Audit Committee meetings held during the past fiscal year is accurate.

Response: The Registrant confirms the number of Audit Committee meetings for the past year is accurate.

Control Persons and Principal Holders

37.	Comment: Please describe control persons and principal shareholders and describe their impact on all shareholders.

Response: Information regarding any control persons and principal shareholders has been provided as required by Form N-1A. The Registrant is unaware of any requirement to describe the impact of such control persons and principal shareholders.

Investment Adviser

38.	Comment: Please remove the following disclosure, “(within the three years after the fiscal year end in which the fees have been waived or reimbursed)”

Response: The requested deletion has been made.

Sub-Adviser

39.	Comment: Please revise compensation disclosure, as regardless of fee being paid to sub-advisor, the actual payment calculation must be disclosed.

Response: The amount of fees paid to the subadviser will be provided in the Fund’s post-effective amendment filing.

Proxy Voting Policy

40.	Comment: Please consider removing one instance of the Fund’s phone number in this section, as it appears twice.

Response: The Registrant respectfully declines to revise the existing disclosure.

Portfolio Manager

41.	Comment: Please insert a caption for compensation to the tables within this section.

Response: The requested change has been made.

Allocation of Portfolio Brokerage

42.	Comment: Please ensure that all disclosure required by Item 21(a)-(c) is contained within this section. For example, there is no disclosure on information regarding soft dollars.

Response: The Registrant believes the disclosure is appropriate and notes that the Fund portfolio trades do not generate dollars.

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

Cc: JoAnn M. Strasser